UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549
FORM 6-K
Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 Under
the Securities Exchange Act of 1934
For the month of July, 2008
Cameco Corporation
(Commission file No. 1-14228)
2121 – 11th Street West
Saskatoon, Saskatchewan, Canada S7M 1J3

(Address of Principal Executive Offices)
Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☐	Form 40-F ☑
Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐	No ☑
If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

Exhibit Index

Exhibit No.	Description	Page No.
1.	Press Release dated July 9, 2008	3 – 4
SIGNATURE
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: July 9, 2008	Cameco Corporation
	By:	“Gary M.S. Chad”
Gary M.S. Chad, Q.C.
Senior Vice-President, Governance, Law and Corporate Secretary

TSX: CCO NYSE: CCJ	website: cameco.com currency: Cdn
2121 – 11th Street West, Saskatoon, Saskatchewan, S7M 1J3 Canada
Tel: (306) 956-6200  Fax: (306) 956-6201
Cameco Acquires Advanced Australian Exploration Project
Saskatoon, Saskatchewan, Canada, July 9, 2008 . . . . . . . . . . . . . . . . . . . . . . . . . . . . .
Cameco Corporation announced today that it has signed an agreement to acquire a 70% interest in the Kintyre uranium exploration project in Western Australia for $346.5 million (US).
A joint venture comprised of Cameco (70%) and Mitsubishi Development Pty Ltd (30%) purchased the Kintyre project from Rio Tinto for $495.0 million (US) through a bidding process. Cameco will operate the project and is funding its share of the purchase price through existing credit facilities. The transaction is expected to close in August subject to ministerial approval in Western Australia and execution of certain agreements with the Martu people who are the traditional owners of the land.
Kintyre is an advanced exploration project located in Western Australia about 1,250 kilometres northeast of Perth.
Based upon Cameco’s due diligence, it is estimated that the Kintyre project may host potential mineral deposits ranging from 62 to 80 million pounds U3O8 in total, with an average grade between 0.3% and 0.4% U3O8. These estimates are conceptual in nature. The basis for these conceptual estimates includes 355 historical diamond drill holes totalling 70,279 metres. There has been insufficient exploration, however, to define a resource at the Kintyre project in compliance with Canadian mineral resource reporting standards. Although Cameco will be undertaking an exploration program with the objective of estimating a resource for the deposits, it is uncertain if further exploration will result in the target being delineated as a mineral resource.
Uranium was first discovered in the area in 1985 and followed up with extensive exploration that identified eight deposits. The project was placed in care and maintenance in 1988 when uranium prices declined below $12 per pound (US). The sale process was initiated by Rio Tinto in 2007.
“The Kintyre project is an ideal fit with Cameco’s strategy to expand our base of quality uranium assets,” said Cameco’s president and CEO Jerry Grandey. “It adds potential for low-cost open pit production and further diversifies our uranium business geographically.”
Upon closing, the joint venture will begin working toward a mine development agreement with the Martu. Cameco has experience working with traditional owners in Australia, including the Martu, through its ongoing exploration programs.

Development of the Kintyre deposits is subject to state government approval. The current Labor government in Western Australia permits uranium exploration, but continues to oppose new uranium mine development. However, Australian governments and political parties generally are becoming more supportive of uranium development. In 2007, the federal Australian Labor Party abandoned a long-standing policy opposing development of new uranium mines. Since forming the national government, the party has become supportive of uranium mining generally in Australia.
Cameco has been actively exploring in Australia since 1997 and has exploration licences for more than 795,000 hectares of land in Western Australia (some proximate to the Kintyre deposits), South Australia and the Northern Territory. In February 2008, Cameco secured rights to the Angela-Pamela deposits in the Northern Territory through a joint venture with Paladin Energy Ltd. Cameco has offices in Darwin and Alice Springs in the Northern Territory.
Mitsubishi Development Pty Ltd
Mitsubishi Development Pty Ltd is a wholly owned subsidiary of Mitsubishi Corporation and is based in Sydney, Australia. The company owns investments in coal and iron ore in Australia, including a 50% share of BHP Billiton Mitsubishi Alliance, the world’s largest metallurgical coal producer.
Cameco Corporation
Cameco, with its head office in Saskatoon, Saskatchewan, is the world’s largest uranium producer. The company’s uranium products are used to generate electricity in nuclear energy plants around the world, providing one of the cleanest sources of energy available today. Cameco’s shares trade on the Toronto and New York stock exchanges.
Caution Regarding Forward-looking Information
Statements contained in this news release which are not current statements or historical facts are forward-looking information or statements which may be material and that involve risks, uncertainties and other factors that could cause actual results to differ materially from those expressed or implied by them. Forward-looking information and statements are also based on a number of assumptions which may prove to be incorrect. The statements above regarding the expected closing date of the transaction; the expectation that Cameco will operate the project; that Cameco will undertake an exploration program with the objective of estimating a resource for the deposits; the potential for low-cost uranium production from the project; and the expectation that upon closing the joint venture will begin working toward a mine development agreement with the Martu, are all based upon the assumption that all of the conditions precedent to the closing of the agreement will be satisfied (including those referred to above), and are subject to the risk that the closing will not occur when expected, or at all, if any of those conditions cannot be satisfied.
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Investor inquiries:	Bob Lillie	(306) 956-6639

Media inquiries:	Gord Struthers	(306) 956-6593

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